Sagtec Global Ltd

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

December 26, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Stephen Krikorian, Aliya Ishmukhamedova, Mitchell Austin

Re:	Sagtec Global Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 12, 2024 CIK No. 0002029138

Dear Sir or Madam,

This letter is in response to your letter on November 26, 2024, in which you provided comments to Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Sagtec Global Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on November 12, 2024. On the date hereof, the Company has publicly filed the Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business

Our Customers, page 51

1.	We note your revisions pursuant to prior comment 3 and reissue in part. Please revise to separately disclose the material terms of your material agreements with each of these three customers. See Items 3.D and 4.B of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on pages 65-67 of the Form F-1.

Our Suppliers, page 51

2.	We note your response to prior comment 4 and reissue in part. Please revise to separately disclose the material terms of your agreements with these suppliers. See Items 3.D and 4.B of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised pages 68-69 of the Form F-1 accordingly.

Note 19. Expenses by nature, page F-29

3.	We note your response to prior comment 15 and note that you do not provide disclosure for the nature of expenses classified as cost of sales such as inventory purchasing cost and other inventory related expenses. Refer to paragraph 102 of IAS 1 that displays the nature of expenses for cost of sales. In addition, please explain why the “depreciation under the cost of sales” exceeds the amount of depreciation disclosed in expenses by nature table. Please advise or revise.

RESPONSE: We have revised note 19 to include disclosure of cost of sale by nature. Also, greater amount of assets was utilized in the production of revenue rather than serving selling and administrative function, resulted in greater depreciation under cost of sales.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ng Chen Lok
Chief Executive Officer